EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

		Three Months Ended	Nine Months Ended
		September 30,	September 30,
(Dollars in Millions)		2008	2008
Earnings
1.	Net income	$576	$2,616
2.	Applicable income taxes, including interest expense related to unrecognized tax positions	198	1,060

3.	Income before income taxes (1 + 2)	$774	$3,676

4.	Fixed charges:
	a. Interest expense excluding interest on deposits*	$699	$2,177
	b. Portion of rents representative of interest and amortization of debt expense	21	61

	c. Fixed charges excluding interest on deposits (4a + 4b)	720	2,238
	d. Interest on deposits	425	1,489

	e. Fixed charges including interest on deposits (4c + 4d)	$1,145	$3,727

5.	Amortization of interest capitalized	$–	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)	1,494	5,914
7.	Earnings including interest on deposits (3 + 4e + 5)	1,919	7,403
8.	Fixed charges excluding interest on deposits (4c)	720	2,238
9.	Fixed charges including interest on deposits (4e)	1,145	3,727
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)	2.08	2.64
11.	Including interest on deposits (line 7/line 9)	1.68	1.99

*	Excludes interest expense related to unrecognized tax positions.

U.S. Bancorp	53